June 19, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mark P. Shuman, Branch Chief – Legal

Re:	Liquid Holdings Group, LLC
Registration Statement on Form S-1
File No. 333-187859

Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company” or “LHG”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter from the Staff dated June 17, 2013 in connection with the above-referenced registration statement (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. For ease of reference by the Staff in reviewing the responses, we have set forth below each of the numbered comments of your letter and the Company’s response thereto. Unless otherwise indicated, page numbers refer to the pages contained in Amendment No. 3. We have also enclosed with the copy of this letter that is being transmitted via hand delivery eight (8) copies of Amendment No. 3 in paper format, which have been marked to show changes from the filing of Amendment No. 2 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share Based Compensation, page 72

1.	We are considering your response to prior comment 3. You state that “no valuation reports were conducted to support these fair values.” However, in your introductory paragraph you disclose that “consideration [was] given in certain cases to valuation analyses performed by an unrelated third party specialist.” Please reconcile these two statements and revise your disclosures to clarify. In addition, revise your introductory paragraph to describe clearly how you assigned fair value to shares of common stock. That is, you should clearly indicate that you used the arms-length transactions to estimate the fair value of your shares of common stock. This disclosure should be similar to that provided in your response. You should also disclose why you were not able to obtain valuation reports to assist in estimating the fair value.

Response: The Company acknowledges the Staff’s comment. The Company advises the Staff that the reference in the Company’s response to prior comment 3 in our letter dated May 31, 2013 (the “May 31 Letter”) refers to the fact that no valuations were performed on transactions determined to be arm’s length. With respect to each of these arm’s length transactions, the Company valued the transaction at a value equal to the consideration paid by the relevant third party in the transaction. As previously noted in the May 31 Letter, this valuation approach was used because it was not possible to utilize other valuation approaches. The Company advises the Staff that the retrospective valuation report prepared for the Company by Citrin Cooperman did review each of the arm’s length transactions and concurred with the Company’s determination that they were arm’s length and with the values ascribed to those transactions. With respect to the fair values of the other transactions that were determined not to be arm’s length, the Company used the values of the arm’s length transactions as signposts and then applied straight-line interpolation to arrive at the fair values. The retrospective valuation report prepared by Citrin Cooperman also supported the values ascribed by the Company to these transactions. The Company has revised the disclosure in the Registration Statement on page 73 to reflect the foregoing and to more clearly describe how the Company assigned fair value to shares of the Company’s common stock.

2.	We note that you have identified the arms-length transactions for 2012 but not for 2013. Also, it appears that the proceeds received for your February 1, 2013 arms-length transaction should be $1,500,000 not $150,000. Revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 73 of the prospectus to add the arm’s length transactions that occurred in 2013. The Company advises the Staff that the proceeds received for the February 1, 2013 transaction are correctly stated as $150,000 but the percentage of ownership was inadvertently stated as 0.88%. The correct percentage is 0.088%. The Company has revised the disclosure on page 81 of the prospectus to reflect the corrected ownership percentage.

3.	Tell us why you use the February 1, 2013 transaction to establish fair value for your grants and issuances during May 2013. Tell us whether the valuations used to support the recoverability of your intangible assets could be used to estimate the fair value of your shares of common stock for the May 2013 grants.

Response: The Company advises the Staff that the Company used the February 1, 2013 transaction to establish fair value for grants and issuances during May 2013 because this transaction represented the most recent arm’s length transaction in Company stock. During the period from February 1, 2013 through the grants and issuances in May 2013, the value of the stock had been relatively stable, declining from an indicated value of $175 million in an arm’s length transaction on October 23, 2012 to $170 million in three arm’s length transactions in January and February 2013. As of May 2013, there remained uncertainty regarding the date, value and likelihood of an initial public offering. There were no significant events during this period that would suggest a change in the stock value. Therefore, the Company used the February 1, 2013 transaction value through May 2013.

The Company advises the Staff that the valuations used to support the recoverability of the intangible assets cannot be used to estimate the fair value of the shares of common stock for the May 2013 grants for several reasons:

1.	The intangible assets valued do not include all of the Company’s software (for example, the Tragara software is not included).
2.	The intangible assets valued do not include other intangible assets of the Company.
3.	The value of a software company, such as the Company, is based on the synergies between its different software components and other assets (both tangible and intangible). This synergistic value, which comprises a significant portion of the Company’s goodwill (and therefore its overall value), is not included in the value of the recoverability of the intangible assets.
4.	The date of the above mentioned valuations is from 2012, and as a result might not be accurate in May 2013.

The Company’s strategy and value proposition is based on delivering a comprehensive, integrated software solution that covers the entire spectrum of information technology needs of the financial services community, from trading to risk management to client reporting.

In contrast, the individual software programs were valued separately at the time of their acquisition, and the principles of acquisition accounting under ASC 805 require the business value of each acquired company to be determined on a stand-alone basis excluding synergies. The intangible asset value of the software is also determined on a stand-alone basis and is a component of the business value on a stand-alone basis. The excess of the purchase price above the stand-alone business value was classified as goodwill. The Company believes that to add up the individual software values on a stand-alone basis would contradict the principles of ASC 805, as it would ignore the goodwill and synergies inherent in the Company’s core value proposition to customers. Therefore, the Company believes that a summary of the individual separate software values is not an accurate reflection of the value of the Company.

Financial Statements

Liquid Holdings Group, LLC and Subsidiaries

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation

Organization, page F-11

4.

We are considering your response to prior comment 5. In this regard, the information provided in Appendix A of your letter dated April 11, 2013 depicts ownership of each individual entity, rather than focusing on the changes in units owned by each member. Please provide the interest held in Liquid Holdings Group for each shareholder or member before and after each entity is acquired. For example, you might consider a columnar format that begins at January 24, 2012 and chronologically sets forth the date, a description of the transaction and the number of units added or subtracted from each member’s holdings. Provide this analysis for GMA and Centurion only.

Response: In response to the Staff’s comment, the Company is supplementally providing a table that provides a timeline, starting at the formation of the Company up to the present, showing each individual member of Centurion and GMA and their aggregate ownership interest in the Company both before and after the acquisitions of each entity.

Note 3 – Fair Value Measurements Level 3 Fair Value Measurements Using Significant Unobservable Inputs, page F-21

5.	We note your response to prior comment 6. Please clarify your statement that “the development and software expenses are not reflected on GMA’s financial statements because they lacked a sufficient audit trail.” Indicate the time period for which this lack of an audit trail existed. In this regard, tell us whether any of these periods are included in the financial statements included in this filing. If so, tell us why you believe that those financial statements are in accordance with GAAP.

Response: The Company advises the Staff that, for all periods presented in the Registration Statement prior to its acquisition, Green Mountain Analytics, LLC (“GMA”) had maintained inadequate records to support the software development costs it had incurred. Although GMA’s books and records provided evidence of cash disbursements for development and software expenses, GMA was unable to provide evidence, such as invoices from consultants indicating the nature of their charges, to substantiate their recognition as either capitalized software costs or as research and development expenses. Accordingly, in accordance with GAAP, these cash disbursements were recorded as capital distributions to GMA’s members for all periods presented in the Registration Statement prior to GMA’s acquisition.

6.	We note your response to prior comment 7. Please clarify your statement that the four factors and assumptions are also the basis for projecting cash flows. Explain how your assessment policy complies with ASC 360-10-35-31, 35-32 and 35-33. Tell us how you considered the revenue earned to date compared to your project revenue to be earned over the remaining useful life of the asset in concluding that no impairment is necessary as of March 31, 2013. Further, given the significant dependence on related parties, please explain how you measure “acceptance of the software in the marketplace” when less than 15% of your revenue is from unrelated customers. In addition, your critical accounting policies should include a description of this known uncertainty (i.e., impairment) in greater detail. Include a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding this uncertainty should provide specifics to the extent possible (e.g., significant increase in market acceptance) and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Response: The Company acknowledges the Staff’s comment and advises the Staff that in projecting the future cash flows of our software, the Company evaluates different factors and assumptions that it believes will influence their outcome, including:

1.    The acceptance of the Company’s software in the marketplace, or lack thereof, will determine its sustainability. The Company’s future revenues and cash flows are directly impacted by the number of customers and users the Company projects to have, and the Company’s interpretation of the software’s market acceptance is a major factor in the projection process;

2.    The amount of research and development costs needed to maintain and develop future versions of the software will impact future cash flows in that projected research and development costs will be factored as an offset to any future revenue the software generates;

3.    The life cycle of the software is a factor the Company uses in determining its future cash flows. A longer or shorter than anticipated life cycle will change the Company’s projections accordingly; and

4.    The economic climate and industry factors could have a direct impact on the Company’s software revenue as these are factors that not only affect the Company, but its customers as well.

The estimated future cash flows were based on the remaining useful life of the GMA software, the primary asset of the group. The GMA software is the most significant component asset from which the asset group derives its cash-flow-generating capacity and would require the largest investment to replace. The estimated future cash flows of the GMA software were based on its existing service potential and any anticipated expenditures necessary to maintain its existing service potential.

The Company advises the Staff that the revenue earned to date does not significantly vary from the Company’s projected revenue model. In addition, management determined that there were no significant changes in circumstances that would negatively affect the factors it utilizes in projecting its future cash flows in the first paragraph of our response above. Based on this assessment, management determined that there was no impairment during the period ended March 31, 2013.

The Company advises the Staff that the acceptance of the GMA software in the marketplace is not only determined by current customers with whom the Company has contracted, but by also analyzing the potential new customers in the Company’s sales pipeline. The interest in the Company’s products and services is a factor the Company’s management uses in gauging marketplace acceptance.

The Company further advises the Staff that it has revised its disclosure on page 84 of the prospectus to address the Staff’s comments.

Note 5 – Founders’ Contributions, Business Combinations and Asset Acquisitions

Business Combinations

LTI, LLC, page F-32

7.	We note your response to prior comment 9. Explain in greater detail why LTI, LLC qualifies as a development stage entity. It appears that this entity is solely a funding vehicle without any employees. Explain why funding other companies represents an output. Describe what the goodwill recognized from this acquisition represents. In addition, explain why this goodwill was allocated to the technology reporting unit as stated in your response to prior comment 10.

Response: The Company acknowledges the Staff’s comment. As previously noted in our response to comment 9 in the May 31 Letter, the Company advises the Staff that it believes that ASC paragraph 805-10-55-8 contemplates determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set of assets or activities is a business, it is not relevant whether a seller operated the set of activities as a business or whether the acquirer intends to operate the set of activities as a business.

LTI, LLC (“LTI”) was a development stage company whose principal activities were to distribute funds to entities that were to be part of a future consolidated group of companies that would in turn produce outputs, in exchange for an equity interest. The Company does not believe funding other companies in and of itself represents an output for purposes of ASC paragraph 805-10-55-7. Rather, the Company believes that the outputs produced by the consolidated group of companies support the determination that LTI was a development stage company. LTI in this capacity was capable of being conducted and managed as a business by a market participant and therefore constituted a development stage business acquired in a business combination. Therefore, factors such as outputs and employees are not the only determining factors to be considered.

The goodwill recognized from this acquisition represents the excess of the purchase price over the value of LTI’s remaining receivables and investment rights in the Company. The goodwill was allocated to the technology reporting unit as LTI’s original Use of Proceeds Agreement dated January 10, 2012 was conditioned upon and related to the acquisition of GMA which is included in our technology reporting unit.

Note 6 – Goodwill and Other Intangible Assets

Goodwill, page F-34

8.

We note from your response to prior comment 10 that for purposes of accounting for goodwill that you have determined that you have two reporting units: technology and financing. Please tell us, and consider disclosing, the total amount of goodwill assigned to each reporting unit as of each period reported. Refer to ASC 350-20-35-42 and 43. Provide us with all of the activity since inception in each reporting unit including the identification of the acquisition assigned to each unit. In addition, tell us whether each reporting unit would qualify as a reportable operating segment. We refer you to ASC 280-10-50-1. Further, tell us whether the cessation of the over-the-counter brokerage operations should be reported as a discontinued operation. That is, tell us whether this operation is a component of an entity as defined in ASC 205-20-45-1.

Response: The Company acknowledges the Staff’s comment. The Company notes that the Staff’s comment references two reporting units. As noted in the Company’s response to prior comment 10 in the May 31 Letter, the Company’s two reporting units are Technology and Financial Services. The Financial Services unit relates to the Company’s regulated broker-dealers.

ASC 350-20-35-42 and -43 state that goodwill assigned to a reporting unit would be similar to how the amount of the goodwill recognized in a business combination is determined. Set forth below is a schedule of activity for each of the Company’s acquisitions for which goodwill was recorded at the time of acquisition. The schedule reflects the identification of goodwill recorded for each acquisition as it was assigned to each reporting unit, as well as any impairment charges subsequently occurring after acquisition.

Entity	Acquisition Date	Goodwill	Impairment	Net at December 31, 2012	Reporting Unit
Centurion Capital Group, LLC(1)	May 11, 2012	$8,580,157	$(1,464,652)	$7,115,505	Technology
Fundsolve Limited	July 31, 2012	206,328	—	206,328	Technology
Green Mountain Analytics, LLC	August 27, 2012	4,338,615	—	4,338,615	Technology
LTI, LLC	September 30, 2012	1,515,968	—	1,515,968	Technology
Liquid Prime Holdings, LLC	Founder contribution approved on October 5, 2012	4,600	—	4,600	Financial Services
Liquid Futures, LLC	Founder contribution approved by regulators on May 9, 2012	1,240	—	1,240	Financial Services
Liquid Trading Institutional LLP	Founder contribution approved by regulators on July 2, 2012	680	—	680	Financial Services
Totals		$14,647,588	$(1,464,652)	$13,182,936
(1)	Now known as Liquid Partners, LLC.

ASC 280-10-50-1 states that an operating segment is a component of a public entity if it has all of the following characteristics:

a.	it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

b.	its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
c.	its discrete financial information is available.

The reporting units are not considered by the Company’s chief operating decision maker to be separate operating segments as the financial services reporting unit’s primary function is to support the development of the Company’s technology business. The financial reporting unit’s operating results are not considered to assess the performance of that unit, nor are significant resources allocated to it.

ASC 205-20-45-1 states the results of operations of a component of an entity that have been disposed of shall be reported in discontinued operations if both of the following are met:

a.	the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal of the transaction; and
b.	the entity will not have any significant continuing involvement in the operations of the component after the disposal of the transaction.

The Company advises the Staff that it considered whether the cessation of the over-the counter brokerage operations should be reported as a discontinued operations and the Company concluded the brokerage operations are continuing to function, as the licenses have not been relinquished and are necessary to continue to support the Company’s primary technology operations. In addition, as stated above, management of the Company does not view the over-the-counter brokerage operations as a component. Therefore, the Company believes the brokerage operations should not be considered a discontinued operation.

Note 16—Pro Forma Disclosures (unaudited), page F-47

9.	Explain why the pro forma adjustment results in an increase to goodwill. In this respect, we note your disclosure within your business combination footnote that goodwill is not tax deductible. We refer you to ASC 740-10-25-3d.

Response: The Company acknowledges the Staff’s comment and advises that a deferred tax liability (“DTL”) was established for intangible assets acquired by the Company in business acquisitions, not goodwill. A DTL was established at the current New York City Unincorporated Business Tax rate of 4% for the periods ended December 31, 2012 and March 31, 2013. The Company’s pro forma adjustment reflects the pro forma DTL at an estimated corporate income tax rate of 44%, as if the Company was a Subchapter C corporation at December 31, 2012 and March 31, 2013. The pro forma adjustment increased the DTL with a corresponding increase to goodwill.

Recent Sales of Unregistered Securities

Other Common Unit Issuances, page II-3

10.	We note your response to prior comment 14. Please advise us if Centurion Consulting is registered as a broker-dealer or associated with a registered broker-dealer. If it is not, provide us with a reasonably detailed description of its current and recent business activities. In particular, tell us whether it received transaction-based compensation in connection with its participation in the issuance of securities during the past two years and, if so, provide a summary of such activities.

Response: The Company acknowledges the Staff’s comment. As mentioned in the May 31 Letter, Centurion Consulting Partners, Inc. (“Centurion”) is an unaffiliated third party with whom Joseph Gamberale, a stockholder of the Company and a controlling member of Centurion Capital Group prior to its acquisition by the Company, is associated. The Company is advised, based on communications with Mr. Gamberale initiated in response to the Staff’s comment, that Centurion is not registered as a broker-dealer nor is it associated with a registered broker-dealer. Mr. Gamberale also advised the Company that Centurion has not engaged in any material business activities in the last two years other than the receipt of the finder’s fees from the Company disclosed in the prospectus. Lastly, Mr. Gamberale advised that Centurion was dissolved as of the end of 2012.

The Company advises the Staff that it has revised the disclosure on pages F-36 and II-4 of the prospectus to indicate that both finder’s fees were paid to Centurion.

Exhibits

11.	We note your response to prior comment 15. Several of the agreements that you have filed as exhibits in accordance with Item 601(b)(2) of Regulation S-K refer to terms that are only defined in the Limited Liability Company Agreement of Liquid Holdings Group, LLC (the “LLC agreement”). In order to fully understand those other material agreements, it appears investors should have access to the LLC Agreement. Please file that agreement as an exhibit or advise.

Response: The Company acknowledges the Staff’s comment and has filed the Limited Liability Company Operating Agreement of Liquid Holdings Group, LLC and amendments thereto as Exhibit 10.18.

*    *    *

The Company also wishes to advise the Staff that it will address comment 6 in the Staff’s letter dated January 8, 2013, in connection with providing the computation of the expected “public float,” as soon as the Company and the underwriters have finalized the proposed list of selling stockholders. In addition, the Company will supplementally provide the Staff with the Company’s response to comment number 4 in the Staff’s letter dated May 24, 2013 as soon as possible.

*    *    *

We hope the foregoing answers are responsive to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me by telephone at (212) 351-2333.

Sincerely,

/s/  Glenn R. Pollner

Glenn R. Pollner

cc:

Brian Storms, Liquid Holdings Group, LLC

Kenneth Shifrin, Liquid Holdings Group, LLC

Jose Ibietatorremendia, Liquid Holdings Group, LLC

Edward F. Petrosky, Sidley Austin LLP

James O’Connor, Sidley Austin LLP

Edwin O’Connor, Gibson, Dunn and Crutcher LLP